March 25, 2020

Vered Caplan
Chief Executive Officer
Orgenesis Inc.
20271 Goldenrod Lane
Germantown, MD 20876

       Re: Orgenesis Inc.
           Registration Statement on Form S-3
           Filed March 18, 2020
           File No. 333-237261

Dear Ms. Caplan:

        We have limited our review of your registration statement to the issue we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed March 18, 2020

General

1. Please provide updated pro forma financial information for the disposition of Masthercell on February 10, 2020, for fiscal year 2019 in accordance with Item 11(b) of Form S-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Vered Caplan
Orgenesis Inc.
March 25, 2020
Page 2

       You may contact Jenn Do at 202-551-3743 or Tracey Houser at 202-551-3736 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.



                                                         Sincerely,
FirstName LastNameVered Caplan
                                                         Division of
Corporation Finance
Comapany NameOrgenesis Inc.
                                                         Office of Life
Sciences
March 25, 2020 Page 2
cc:       Jeffrey P. Schultz, Esq.
FirstName LastName